ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011

Earnings
Income (loss) from continuing operations before income tax	$963.0	$(1,471.2)	$(2,548.8)	$1,633.2	$1,304.7	$673.5
Fixed charges deducted from income from continuing operations	218.7	323.2	260.4	245.3	247.3	187.6
Amortization of capitalized interest	12.2	18.2	17.0	13.3	12.3	6.7
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(6.1)	(10.5)	(15.5)	(9.7)	(7.4)	(5.8)
Interest capitalized	(36.5)	(87.4)	(78.2)	(67.7)	(105.8)	(80.2)
	1,151.3	(1,227.7)	(2,365.1)	1,814.4	1,451.1	781.8

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	172.5	216.3	161.4	158.8	123.6	95.9
Estimated interest within rental expense	9.7	19.5	20.8	18.8	17.9	11.5
Fixed charges deducted from income from continuing operations	182.2	235.8	182.2	177.6	141.5	107.4
Interest capitalized	36.5	87.4	78.2	67.7	105.8	80.2
Total	$218.7	$323.2	$260.4	$245.3	$247.3	$187.6

Ratio of Earnings to Fixed Charges	5.3	(a)	(a)	7.4	5.9	4.2

(a)
For the year ended December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $1,550.9 and $2,625.5 million, respectively. Net loss from continuing operations before income taxes of $1,471.2 million and $2,548.8 million for the years ended December 31, 2015 and December 31, 2014 included a non-cash loss on impairment of $2,746.4 million and $4,218.7 million, respectively.